Exhibit 23.1

Audit ● Tax ● Consulting ● Financial Advisory Registered with Public Company Accounting Oversight Board (PCAOB)

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form F-1 Amendment No. 2, of Everfront Biotech Holding Company Limited (the “Company”) of our report dated June 20, 2025, with respect to our audits of the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, which appear in such Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” appearing in such Registration Statement.

/s/ KCCW Accountancy Corp.
Diamond Bar, California December 11, 2025